RENAULT

RECEIVED
2007 JAN -3 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY RAPID MAIL

07020125

Securities and Exchange Commission
Office of International Corporate Finance
Chief Council
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
U.S.A.

December 21, 2006
S.0760 - VD / AM

SUPPL

RE : File N° 82-4001/RENAULT
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at (33.1) 76.84.53.09 (telephone) or (33.1) 76.84.51.49 (facsimile) or veronique.dosdat@renault.com (email).

Very truly yours,

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Véronique DOSDAT

(Attachments)

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Documents available on web site : www.renault.com

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since April 1, 2006:

N.A.

Documents submitted by Renault to the AMF since April 1, 2006:

N.A.

Material press releases and information made public by Renault since September 1, 2006:

- All material press releases since September 1, 2006. Exhibit A *(also available on the AMF web site : www.amf-france.org)*

  - Renault confirms the agreement with MAN, September 18, 2006 *(Exhibit A.1)*
  - Renault, Nissan and GM terminate Alliance discussions, October 4, 2006 *(Exhibit A.2)*
  - Renault nine month 2006 results, October 25, 2006 *(Exhibit A.3)*
  - Nissan Q2 contribution to Renault earnings, October 26, 2006 *(Exhibit A.4)*
  - Renault and Mahindra sign a memorandum of understanding to establish a greenfield plant, November 9, 2006 *(Exhibit A.5)*
  - Renault invests €100 million in Dacia's Romanian plant, December 11, 2006 *(Exhibit A.6)*

RENAULT

PRESS RELEASE

SEPTEMBER 18, 2006

Renault confirms the agreement with MAN

Renault confirms that it has agreed to sell its 2.8% share of Scania's capital representing 5.18% of the voting rights to MAN.

Renault has held a share of Scania's capital in its equities portfolio since 2004. The disposal of these non-core assets will contribute to the repayment of its bonds.
The detailed terms of the agreement are not being disclosed at this point.

Contact :
Renault Press - Nathalie Bourotte: + 33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

RENAULT

PRESS RELEASE

BOULOGNE, TOKYO, DETROIT, October 4th, 2006

Renault, Nissan and GM terminate Alliance Discussions

General Motors, Renault and Nissan said today that they had agreed to terminate discussions regarding a proposed alliance among the three companies.

The parties mutually recognized that significant aggregate synergies might result from the alliance. However the parties did not agree on either the total amount of aggregate synergies or the distribution of those benefits.

Based on its conclusions, GM had proposed that Renault-Nissan provide compensation as part of a potential alliance and for potentially precluding GM from entering other alliance opportunities if Renault-Nissan had made a significant investment in GM.

Renault and Nissan consider that the principle of compensation is contrary to the spirit of any successful alliance.

Press contacts

Marie-Françoise Damesin : +33 6 14 92 20 66

Claire Martin : +33 (0)1 76 84 64 69

Sites internet : www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex

Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

RENAULT

COMMUNIQUE DE PRESSE

October 25, 2006

Nine-month 2006 results

Renault reports revenues of €30,900 million

The **Renault group** reported revenues of €30,900 million for the period to the end of September 2006, down 1.2% on a comparable basis from the same period last year.

The revenues of the **Automobile Division** fell 1.2% to €29,455 million compared with the first nine months of 2005.

These results are mainly attributable to a 3.6% decline in worldwide vehicle sales to 1,858,981 units, eased by price/mix effects and partially offset by favorable exchange rates against the Korean won and Brazilian real. Another positive factor was an increase in sales of vehicles and powertrains to Renault's partner Nissan, and to GM.

In Europe*(1)*, Renault saw an 8.5% fall in registrations of passenger cars and light commercial vehicles in the first nine months, giving it 9.4% of the market compared with 10.4% in 2005. Amid stiffer commercial competition, strong price pressures and an unfavorable product cycle, the group forged ahead with its selective commercial policy by reducing unprofitable sales, especially to short-term rental customers. Moreover, Renault chose not to offer the same level of customer discounts to individual car buyers as the rest of the market.

Outside Europe, sales volumes for the three Group brands increased by 10.5% overall. The Renault brand gained 10.6%, Dacia was up 14.9% on the success of Logan, and Samsung grew sales by 5.4% to win 12.8% of the South Korean passenger car market.

The Sales Financing subsidiary, RCI Banque, had revenues of €1,445 million in the first nine months of 2006, stable compared with the same period in 2005 on a comparable basis.

In light of this result and the visibility on the fourth quarter, Renault is confirming its operating margin forecast of 2.5% for 2006 as a whole.

Since the beginning of the year, Renault launched the Phase 2 programs for the entire Mégane family and premiered Logan MCV and the 5-seater Grand Scénic at the Paris Motor Show. It also unveiled two show cars, Twingo Concept and Koléos Concept, that anticipate the new models to be produced under Renault Commitment 2009.

After an exciting roller-coaster season, Renault carried off the twin title of FIA Formula 1 Constructors' and Drivers' World Championships for the second year in a row. With only the fifth-largest budget on the starting grid, it won the double thanks to the reliability and technological edge of its vehicles. The achievement is a victory for the Renault brand, a brand that is enthusiastic, innovative and highly competitive.

(1) The European market comprises the France and Europe regions

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

RENAULT

PRESS RELEASE

OCTOBER 26, 2006

For Q2 of its fiscal year 2006/2007,

Nissan contributes €496 million to Renault earnings

Nissan today announced financial results for the first half of fiscal year 2006/2007 (April 1, 2006 – September 30, 2007).

After restatement, the profit reported by Nissan for the second quarter of fiscal year 2006/2007 (July 1, 2006 – September 30, 2006) will make a positive contribution to Renault's net income for second-half 2006 of €496 million[1].

The total contribution for the second half, including the impact of Nissan's fourth-quarter 2006 earnings (equivalent to the third quarter of Nissan's fiscal year 2006/2007), will be released at the announcement of Renault's full-year financial results on February 8, 2007.

(1) Based on an exchange rate of 148.1 yen/euro, the average rate for the period under review.

Contact:
Renault Press: Nathalie Bourotte +33 (0)1 76 84 64 69
Websites: www.media.renault.com – www.renault.com

RENAULT PRESSE

1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

RENAULT

PRESS RELEASE

NOVEMBER 9, 2006

To strengthen their position in the Indian passenger car market,

Renault and Mahindra sign a memorandum of understanding to establish a greenfield plant

Renault and Mahindra have signed a memorandum of understanding to establish a long-term strategic partnership in India. Under the agreement, Renault and Mahindra would create a greenfield site with capacity of 500,000 units per year within 5 years, offering innovative products to their customers in India.

Capitalizing on the existing joint venture with Mahindra to commercialize Logan in India from first half of 2007, this strategic partnership would present a win-win situation for both companies and of course for Indian customers.

Mr. Carlos Ghosn, President & CEO of Renault said: "I am delighted to announce the deepening and enlarging of our partnership with Mahindra in what I see as a great opportunity for Renault's development in India. This gearing up of our presence in one of the fastest growing markets in the world is key to our commitment to international growth."

Mr. Anand Mahindra, Vice-Chairman & Managing Director, M&M, said, "The success of this partnership is scripted within the India growth story and Mahindra & Renault's shared vision for its customers. It is a chemistry that we discovered when the Mahindra-Renault joint venture was born. Besides, the strengths of Mahindra and Renault will go a long way in making India a key global automotive market."

A range of Mahindra as well as Mahindra-Renault products suited to the requirements of Indian customers will be manufactured at the new 'greenfield' production site under the direction of Renault and Mahindra. The production site will include a vehicle assembly plant, shared between the two partners. Renault also plans a powertrain factory. Production is expected to begin mid-2009, with an initial installed production capacity of 300,000 vehicles per year. The manufacturing site will be announced shortly.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90

The US $3 billion Mahindra Group is among the top 10 industrial houses in India. Mahindra & Mahindra is the only Indian company among the top five tractor manufacturers in the world and is the market leader in multi-utility vehicles in India. It has a leading presence in key sectors of the Indian economy, including trade and financial services (Mahindra Intertrade, Mahindra & Mahindra Financial Services Ltd.), automotive components, information technology & telecom (Tech Mahindra, Bristlecone), and infrastructure development (Mahindra GESCO, Mahindra Holidays & Resorts India Ltd., Mahindra World City). With over 60 years of manufacturing experience, the Mahindra Group has built a strong base in technology, engineering, marketing and distribution. The Group employs over 30,000 people and has several state-of-the-art facilities in India and overseas. The Mahindra Group has ambitious global aspirations and has a presence in five continents. Mahindra products are today available in every continent except Antarctica. M&M has made strategic acquisitions of plants in China and the United Kingdom & Europe, and has 3 tractor assembly plants in the USA. Its global subsidiaries include Mahindra Europe Srl. based in Italy, Mahindra USA Inc. and Mahindra South Africa. M&M has entered into partnerships with international companies like Renault SA, France, and International Truck and Engine Corporation, USA. www.mahindra.com.

Press contact : Andrew Boyle, +33 (0)1 76 84 64 69
Websites : www.media.renault.com – www.renault.com

RENAULT

PRESS RELEASE

DECEMBER 11, 2006

Renault invests €100 million in Dacia's Romanian plant to increase output to 350,000 vehicles

On December 18, 2006 Dacia will start work at its Pitesti plant to boost output from 235,000 vehicles a year at end-2006 to 350,000 in 2008. This work, representing an investment of around €100 million, will enable the plant to increase its stamping output, introduce a new paint shop and enlarge the bodywork and assembly shops.

The Pitesti plant currently manufactures Logan Sedan and Logan MCV. It will start producing the third model in the Logan program, a light commercial vehicle, in early-2007. The plant constructed the last example of its previous light commercial vehicle, a pick-up based on the Renault 12, on Friday December 8, 2006.

Plant output will be adapted temporarily owing to the work, with an eight-day pause in Logan Sedan production at the end-of-the-year period.

From early-February 2007, Logan MCV output will be increased from 250 to 300 units a day in order to reduce delivery times, currently averaging two months.

Contact
Renault Press: +33 (0)1 76 84 64 69
Internet sites: www.media.renault.com – www.renault.com

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 84 67 90